TOKYO AOYAMA AOKI LAW OFFICE

ATTORNEYS AT LAW

BAKER & McKENZIE

ATTORNEY AT FOREIGN LAW OFFICE

QUALIFIED JOINT ENTERPRISE OFFICES

THE PRUDENTIAL TOWER
13-10, NAGATACHO 2-CHOME
CHIYODA-KU, TOKYO 100-0014, JAPAN
(C.P.O.BOX 1576, TOKYO 100-8694, JAPAN)
TEL:(81-3)5157-270[redacted]5157-2900

OFFICES OF BAKER & MCKENZIE

EUROPE MIDDLE EAST		ASIA PACIFIC	NORTH AND SOUTH AMERICA		
AMSTERDAM	LONDON	ALMATY	BOGOTÁ	JUÁREZ	SAN DIEGO
ANTWERP	MADRID	BAKU	BRASILIA	MÉXICO CITY	SAN FRANCISCO
BAHRAIN	MILAN	BANGKOK	BUENOS AIRES	MIAMI	SANTIAGO
BARCELONA	MOSCOW	BEIJING	CALGARY	MONTERREY	SÃO PAULO
BERLIN	MUNICH	HANOI	CARACAS	NEW YORK	TIJUANA
BOLOGNA	PARIS	HO CHI MINH CITY	CHICAGO	PALO ALTO	TORONTO
BRUSSELS	PRAGUE	HONG KONG	DALLAS	PORTO ALEGRE	VALENCIA
BUDAPEST	RIYADH	MANILA	GUADALAJARA	RIO DE JANEIRO	WASHINGTON,D.C.
CAIRO	ROME	MELBOURNE	HOUSTON		
DÜSSELDORF	ST.PETERSBURG	SHANGHAI			
FRANKFURT	STOCKHOLM	SINGAPORE			
GENEVA	VIENNA	SYDNEY			
KYIV	WARSAW	TAIPEI			
	ZÜRICH	TOKYO			

April 7, 2004

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U. S. A.
Attn: Mr. Paul Dudek

Re: File Number: 82-5233

Dear Sirs:

Pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934, we, as legal advisers to BELLUNA CO., LTD. (whose file number is 82-5233), enclose herewith the following information:

Press Release: Press release dated on April 5, 2004

We hereby attach English translation of this Press Release.

Thank you for your attention.

Yours truly,

Shinichiro Kitamura

SK
cc. BELLUNA CO., LTD.
THE BANK OF NEW YORK

dw 4/14

April 5, 2004

Dear Sirs:

Name of Company: BELLUNA CO., LTD.

Code No. 9997 1st Section of the Tokyo Stock Exchange

Notice of Reset of Conversion Price of Second Unsecured Convertible Bonds

The conversion prices of Belluna's 2nd unsecured convertible bonds issued on March 27, 2002 are to be adjusted due to adjustment provision applied thereto.

1. Reset of Conversion Price;

(Name)	(Reset Exercise Price)	(Current Exercise Price)
The 2nd Unsecured Convertible Bonds With 120% Call Option	3,746.00 Yen	4,174.50 Yen

2. Effective Date: From April 19, 2004 (Japan Time)

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